UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Amendment to Loan Agreement

On November 20, 2023, LumiraDx Investment Limited (the “Borrower”), one of the subsidiaries of LumiraDx Limited (the “Company” or “LumiraDx”), entered into a sixteenth amendment to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as the lenders (the “Lenders”), and BioPharma Credit PLC, as collateral agent (the “Sixteenth Amendment”).

Pursuant to the Sixteenth Amendment, among other things, (i) the minimum liquidity covenant in the Loan Agreement is waived until the end of the Waiver Period (as defined in the Sixteenth Amendment), provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, (ii) the minimum net sales covenant for the trailing twelve-month period ended September 30, 2023 will be tested at the end of the Waiver Period, and (iii) the Waiver Period has been extended to December 10, 2023; provided that the Lenders may terminate the Waiver Period on any date after December 2, 2023 by providing notice to the Borrower one business day in advance of such termination. The Lenders have also agreed, subject to the terms of the Loan Agreement as amended by the Sixteenth Amendment, to extend the availability of undrawn additional term loans that they agreed to provide under the Fifteenth Amendment to the Loan Agreement such that an aggregate amount of up to previously undrawn $4 million (the “Extended Term Loans”) shall remain available until December 10, 2023. The Extended Term Loans will be subject to an interest rate of SOFR plus 8.0% per annum, payable in quarterly installments. All amounts outstanding under the Loan Agreement, including the Extended Term Loans, will mature on March 29, 2024.

The foregoing description of the Sixteenth Amendment does not purport to be complete and is qualified in its entirety by reference to the Sixteenth Amendment which is attached to this Form 6-K as Exhibit 4.1, and incorporated herein by reference.

Retention Plan

On November 20, 2023, the Board of Directors of LumiraDx, in coordination with the Lenders, approved a Key Employee Retention Plan (the “Retention Plan”) that is designed to retain the executive officers and certain key employees of the LumiraDx group in their current roles over the near term. The goal of the Retention Plan is to maintain business continuity in consideration of the Company’s previously announced, ongoing strategic review which may involve administration or bankruptcy proceedings, one or more sales transactions, and/or the restructuring of existing indebtedness. The Lenders have agreed to provide the required funding to enable relevant LumiraDx group companies to perform their obligations under the Retention Plan.

In addition to certain other retention measures, the Retention Plan provides up to an aggregate of $3.8 million in cash bonus payments to eligible participants. While certain cash bonus payments to certain executive officers are based on the achievement of performance goals, a majority of the cash bonus payments provided pursuant to the Retention Plan are contingent upon the participants’ continued employment with the LumiraDx group through August 31, 2024 (or July 31, 2024 for non-executive officer employees); provided, that payments would be accelerated prior thereto as a result of certain transactions that may arise as result of the ongoing strategic review of the business of the Company and its subsidiaries. Each participant will forfeit any unpaid amounts of his or her Retention Plan payment if the participant is terminated for gross misconduct or voluntarily resigns his or her employment with the relevant LumiraDx group company prior to the applicable payment date.

This report on Form 6-K, including Exhibit 4.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F-3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the potential outcomes of the Company’s strategic review process. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; the effect of COVID-19 on our business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission, or SEC, on May 1, 2023, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this Form 6-K, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this Form 6-K, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1

Sixteenth Amendment to Loan Agreement, dated November 20, 2023, by and among LumiraDx Investment Limited, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent, and the other credit parties named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: November 20, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer